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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Schnitzer Steel Industries, Inc.

(Name of Issuer)
Class A Common Stock, $1 par value

(Title of Class of Securities)
806882 10 6

(CUSIP Number)
NA

(Date of Event which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /	Rule 13d-1(b)
/ /	Rule 13d-1(c)
/x/	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806882 10 6	13G	Page 2 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Manuel Schnitzer

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
0

(6) Shared Voting Power
3,587,608

(7) Sole Dispositive Power
306,014

(8) Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,587,608

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
39.4%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 3 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Carol S. Lewis

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
1,000

(6) Shared Voting Power
3,647,608

(7) Sole Dispositive Power
129,323

(8) Shared Dispositive Power
60,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,648,608

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
40.1%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 4 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Emanuel Rose

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
700

(6) Shared Voting Power
3,587,608

(7) Sole Dispositive Power
33,161

(8) Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,588,308

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
39.4%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 5 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Kathleen Lewis

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
0

(6) Shared Voting Power
3,587,608

(7) Sole Dispositive Power
67,828

(8) Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,587,608

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
39.4%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 6 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Marilyn S. Easly

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
536

(6) Shared Voting Power
3,629,918

(7) Sole Dispositive Power
237,304

(8) Shared Dispositive Power
42,310

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,630,454

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
39.9%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 7 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
David S. Easly

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
0

(6) Shared Voting Power
3,587,608

(7) Sole Dispositive Power
54,933

(8) Shared Dispositive Power
3,633

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,587,608

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
39.4%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 8 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Danielle Easly Nye

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
0

(6) Shared Voting Power
3,587,608

(7) Sole Dispositive Power
46,951

(8) Shared Dispositive Power
3,633

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,587,608

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
39.4%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 9 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Sean M. Easly

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
0

(6) Shared Voting Power
3,587,608

(7) Sole Dispositive Power
37,306

(8) Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,587,608

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
39.4%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 10 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Gilbert Schnitzer

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
0

(6) Shared Voting Power
3,672,958

(7) Sole Dispositive Power
0

(8) Shared Dispositive Power
558,735

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,672,958

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
40.4%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 11 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Thelma S. Schnitzer

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
0

(6) Shared Voting Power
3,672,958

(7) Sole Dispositive Power
0

(8) Shared Dispositive Power
558,735

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,672,958

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
40.4%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 12 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Gary Schnitzer

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
96,109

(6) Shared Voting Power
3,677,608

(7) Sole Dispositive Power
216,178

(8) Shared Dispositive Power
90,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,773,717

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
41.0%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 13 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Gregory Schnitzer

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
28,000

(6) Shared Voting Power
3,587,608

(7) Sole Dispositive Power
32,425

(8) Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,615,608

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
39.7%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 14 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Kenneth M. Novack

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
16,688

(6) Shared Voting Power
3,671,958

(7) Sole Dispositive Power
16,688

(8) Shared Dispositive Power
269,759

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,688,646

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
40.5%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 15 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Deborah S. Novack

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
0

(6) Shared Voting Power
3,761,958

(7) Sole Dispositive Power
0

(8) Shared Dispositive Power
359,759

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,761,958

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
41.3%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 16 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Melanie A. Novack

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
0

(6) Shared Voting Power
3,587,608

(7) Sole Dispositive Power
0

(8) Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,587,608

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
39.4%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 17 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Leonard Schnitzer

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
128,423

(6) Shared Voting Power
3,603,318

(7) Sole Dispositive Power
128,423

(8) Shared Dispositive Power
458,282

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,731,741

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
40.4%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 18 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Lois T. Schnitzer

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
0

(6) Shared Voting Power
3,657,018

(7) Sole Dispositive Power
0

(8) Shared Dispositive Power
269,475

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,657,018

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
40.2%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 19 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Rita S. Philip

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
0

(6) Shared Voting Power
3,591,608

(7) Sole Dispositive Power
0

(8) Shared Dispositive Power
164,151

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,591,608

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
39.5%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 20 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Robert W. Philip

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
158,163

(6) Shared Voting Power
3,591,608

(7) Sole Dispositive Power
158,163

(8) Shared Dispositive Power
127,700

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,749,771

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
40.5%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 21 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Michele Babette Philip

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
1,500

(6) Shared Voting Power
3,587,608

(7) Sole Dispositive Power
9,827

(8) Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,589,108

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
39.4%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 22 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Gayle S. Romain

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
300

(6) Shared Voting Power
3,657,408

(7) Sole Dispositive Power
110,947

(8) Shared Dispositive Power
213,167

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,657,708

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
40.2%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 23 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Laura H. Rosencrantz

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
0

(6) Shared Voting Power
3,587,608

(7) Sole Dispositive Power
6,108

(8) Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,587,608

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
39.4%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 24 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bryan L. Rosencrantz

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
100

(6) Shared Voting Power
3,587,608

(7) Sole Dispositive Power
6,208

(8) Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,587,708

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
39.4%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 25 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Sandra Lee Schnitzer

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
2,600

(6) Shared Voting Power
3,617,608

(7) Sole Dispositive Power
125,464

(8) Shared Dispositive Power
30,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,620,208

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
39.8%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 26 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Mardi S. Schnitzer

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
600

(6) Shared Voting Power
3,617,608

(7) Sole Dispositive Power
600

(8) Shared Dispositive Power
176,588

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,618,208

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
39.8%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 27 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Jill Schnitzer Edelson

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
100

(6) Shared Voting Power
3,592,308

(7) Sole Dispositive Power
100

(8) Shared Dispositive Power
171,439

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,592,408

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
39.5%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 28 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Richard H. Edelson

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
0

(6) Shared Voting Power
3,592,308

(7) Sole Dispositive Power
0

(8) Shared Dispositive Power
110,888

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,592,308

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
39.5%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 29 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Dina S. Meier

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
0

(6) Shared Voting Power
3,588,908

(7) Sole Dispositive Power
0

(8) Shared Dispositive Power
156,905

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,588,908

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
39.4%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 30 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Jean S. Reynolds

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
0

(6) Shared Voting Power
3,637,608

(7) Sole Dispositive Power
0

(8) Shared Dispositive Power
274,343

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,637,608

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
40.0%

(12)	Type of Reporting Person (See Instructions)
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 31 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Alan Scott Davis

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
0

(6) Shared Voting Power
3,587,608

(7) Sole Dispositive Power
9,332

(8) Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,587,608

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
39.4%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 32 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
N. Dickson Davis

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
0

(6) Shared Voting Power
3,587,608

(7) Sole Dispositive Power
3,000

(8) Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,587,608

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
39.4%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 33 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Samantha Paige Davis

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
0

(6) Shared Voting Power
3,587,608

(7) Sole Dispositive Power
15,863

(8) Shared Dispositive Power
0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,587,608

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
39.4%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 34 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Dori Schnitzer

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
0

(6) Shared Voting Power
3,662,608

(7) Sole Dispositive Power
380,463

(8) Shared Dispositive Power
202,005

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,662,608

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
40.2%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806882 10 6	13G	Page 35 of 39

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Susan Schnitzer

(2)	Check the Appropriate Box if a Member of a Group*	(a) /x/
(b) / /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
0

(6) Shared Voting Power
3,662,608

(7) Sole Dispositive Power
245,716

(8) Shared Dispositive Power
75,001

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,662,608

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
40.2%

(12)	Type of Reporting Person (See Instructions)
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer
Schnitzer Steel Industries, Inc. (the "Company")
Item 1(b).	Address of Issuer's Principal Executive Offices
3200 NW Yeon Avenue Portland, OR 97210

Item 2(a).	Names of Persons Filing
	Manuel Schnitzer	Rita S. Philip
	Carol S. Lewis	Robert W. Philip
	Emanuel Rose	Michele Babette Philip
	Kathleen Lewis	Gayle S. Romain
	Marilyn S. Easly	Laura H. Rosencrantz
	David S. Easly	Bryan L. Rosencrantz
	Danielle Easly Nye	Sandra Lee Schnitzer
	Sean M. Easly	Mardi S. Schnitzer
	Gilbert Schnitzer	Jill Schnitzer Edleson
	Thelma S. Schnitzer	Richard H. Edelson
	Gary Schnitzer	Dina S. Meier
	Gregory Schnitzer	Jean S. Reynolds
	Kenneth M. Novack	Alan Scott Davis
	Deborah S. Novack	N. Dickson Davis
	Melanie A. Novack	Samantha Paige Davis
	Leonard Schnitzer	Dori Schnitzer
	Lois T. Schnitzer	Susan Schnitzer
Item 2(b).	Address of Principal Business Office or, if none, Residence
For all Reporting Persons:
3200 NW Yeon Avenue Portland, OR 97210
Item 2(c).	Citizenship or Place of Organization
Each individual listed in Item 2(a) is a citizen of the United States.
Item 2(d).	Title of Class of Securities
Class A Common Stock, $1 par value
Item 2(e).	CUSIP NUMBER
806882 10 6
Item 3.	Type of Reporting Person
Inapplicable

Item 4.	Ownership

Pursuant to the terms of the Schnitzer Steel Industries, Inc. Restated Voting Trust and Buy-Sell Agreement dated March 26, 2001 (the "Schnitzer Trust Agreement"), the beneficial owners of 3,587,608 shares of Class B Common Stock of the Company have contributed those shares to the Schnitzer Steel Industries, Inc. Voting Trust (the "Schnitzer Trust"). The Schnitzer Trust is divided into four separate groups, one for each branch of the Schnitzer family. Carol S. Lewis, Dori Schnitzer, Gary Schnitzer, and Rita S. Philip are the four trustees of the Schnitzer Trust, and each is also the separate trustee for his or her separate family group. Pursuant to the Schnitzer Trust Agreement, the trustees as a group have the power to vote the shares held in the Schnitzer Trust and, in determining how the trust shares will be voted, each trustee separately has the number of votes equal to the number of shares held in trust for his or her family group.

The Reporting Persons are all beneficial owners of shares of Class B Common Stock contributed to the Schnitzer Trust. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

See Items 5 through 9 and 11 of the Cover Pages for the beneficial ownership of Class A Common Stock by each Reporting Person. All of the shares of Class A Common Stock reported in Items 5 through 9 and 11 of the Cover Pages are shares which may be acquired upon conversion of Class B Common Stock, except for the following shares of Class A Common Stock that are actually owned or subject to exercisable options:
	Reporting Person	Class A Common Stock Actually Owned		Percent of Class	Sole Voting Power		Shared Voting Power	Sole Dispositive Power		Shared Dispositive Power
1.	Carol S. Lewis	1,000		0.0	1,000		0	1,000		0
2.	Marilyn S. Easly	536		0.0	536		0	536		0
3.	Gilbert Schnitzer	85,350		1.8	0		85,350	0		85,350
4.	Thelma S. Schnitzer	85,350		1.8	0		85,350	0		85,350
5.	Gary Schnitzer	96,109	(1)	2.0	96,109	(1)	0	96,109	(1)	0
6.	Gregory Schnitzer	28,000		0.6	28,000		0	28,000		0
7.	Kenneth M. Novack	101,038	(2)	2.1	16,688	(2)	84,350	16,688	(2)	84,350
8.	Deborah S. Novack	84,350		1.8	0		84,350	0		84,350
9.	Leonard Schnitzer	144,133	(3)	2.9	128,423	(3)	15,710	128,423	(3)	15,710
10.	Lois T. Schnitzer	9,410		0.2	0		9,410	0		9,410
11.	Rita S. Philip	4,000		0.1	0		4,000	0		4,000
12.	Robert W. Philip	162,163	(4)	3.3	158,163	(4)	4,000	158,163		4,000
13.	Michele Babette Philip	1,500		0.0	1,500		0	1,500		0
14.	Gayle S. Romain	40,100		0.8	300		39,800	300		39,800
15.	Bryan L. Rosencrantz	100		0.0	100		0	100		0
16.	Sandra Lee Schnitzer	2,600		0.1	2,600		0	2,600		0
17.	Mardi S. Schnitzer	600		0.0	600		0	600		0
18.	Jill Schnitzer Edelson	4,800		0.1	100		4,700	100		4,700
19.	Richard H. Edelson	4,700		0.1	0		4,700	0		4,700
20.	Dina S. Meier	1,300		0.0	0		1,300	0		1,300

(1)
Includes 94,809 shares subject to exercisable options under the Company's 1993 Stock Incentive Plan.

(2)
Includes 16,688 shares subject to exercisable options under the Company's 1993 Stock Incentive Plan.

(3)
Includes 128,423 shares subject to exercisable options under the Company's 1993 Stock Incentive Plan.

(4)
Includes 157,113 shares subject to exercisable options under the Company's 1993 Stock Incentive Plan.

Item 5.	Ownership of Five Precent or Less of a Class
Inapplicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Inapplicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Inapplicable
Item 8.	Identification and Classification of Members of the Group

The Reporting Persons are required to file this Schedule pursuant to Rule 13d-1(d) and are filing a joint Schedule on behalf of all of them. Attached as Exhibit A to this Amendment No. 8 is the Schedule 13G Filing Agreement and Power of Attorney among the Reporting Persons which identifies each member of the group.
Item 9.	Notice of Dissolution of Group
Inapplicable
Item 10.	Certification
Inapplicable

SIGNATURE

        After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2002.
MANUEL SCHNITZER
CAROL S. LEWIS
EMANUEL ROSE
KATHLEEN LEWIS
MARILYN S. EASLY
DAVID S. EASLY
DANIELLE EASLY NYE
SEAN M. EASLY
GILBERT SCHNITZER
THELMA S. SCHNITZER
GARY SCHNITZER
GREGORY SCHNITZER
KENNETH M. NOVACK
DEBORAH S. NOVACK
MELANIE A. NOVACK
LEONARD SCHNITZER
LOIS T. SCHNITZER
RITA S. PHILIP
ROBERT W. PHILIP
MICHELE BABETTE PHILIP
GAYLE S. ROMAIN
LAURA H. ROSENCRANTZ
BRYAN L. ROSENCRANTZ
SANDRA LEE SCHNITZER
MARDI S. SCHNITZER
JILL SCHNITZER EDELSON
RICHARD H. EDELSON
DINA S. MEIER
JEAN S. REYNOLDS
ALAN SCOTT DAVIS
N. DICKSON DAVIS
SAMANTHA PAIGE DAVIS
DORI SCHNITZER
SUSAN SCHNITZER
	By:	/s/ CHARLES A. FORD Charles A. Ford, Attorney-in-Fact for all Reporting Persons

EXHIBIT A

SCHNITZER STEEL INDUSTRIES, INC.

SCHEDULE 13G FILING AGREEMENT AND POWER OF ATTORNEY

        This SCHEDULE 13G FILING AGREEMENT AND POWER OF ATTORNEY (the "Agreement") is entered into as of March 31, 1994 by and among the undersigned beneficial owners (the "Beneficial Owners") of Common Stock of Schnitzer Steel Industries, Inc. (the "Company").

        WHEREAS, the Beneficial Owners have sole or shared voting or dispositive power over an aggregate of 4,728,249 shares of Class B Common Stock of the Company deposited in the Schnitzer Steel Industries, Inc. Voting Trust (the "Voting Trust"), which shares are convertible into Class A Common Stock of the Company representing more than five percent of the outstanding Class A Common Stock; and

        WHEREAS, as a result of their participation in the Voting Trust, the Beneficial Owners may be deemed to be a group required to file a Schedule 13G and annual amendments thereto with the Securities and Exchange Commission to report their beneficial ownership of shares of Class A Common Stock, and the Beneficial Owners desire to jointly file such Schedule 13G and any amendments thereto;

        NOW, THEREFORE, the Beneficial Owners agree as follows:

        1.    Joint Filing Agreement. The Beneficial Owners hereby agree that the Schedule 13G reporting their beneficial ownership as of December 31, 1993 of Class A Common Stock of the Company is, and any amendments thereto or any future Schedule 13Gs or amendments thereto signed by each of the undersigned personally or through an attorney-in-fact shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.

        2.    Power of Attorney. Each Beneficial Owner hereby constitutes and appoints Kenneth M. Novack, Edgar C. Shanks and Charles A. Ford, and any one of them, as his or her true and lawful attorney, agent and attorney-in-fact for the purpose of executing and delivering in the name and on behalf of the undersigned all documents required to be filed with the Securities and Exchange Commission pursuant to Section 13(g) of the Securities Exchange Act of 1934 in connection with the reporting of beneficial ownership by the undersigned of Class A Common Stock of the Company, including specifically, but without limitation thereto, power and authority to sign the undersigned's name as attorney-in-fact to a Schedule 13G to be filed to report beneficial ownership as of December 31, 1993 of Class A Common Stock of the Company and to any amendments thereto, and to any future Schedule 13G or amendments thereto as may be required under the Securities Exchange Act of 1934, and to any joint filing agreements among the undersigned relating to such documents, and to file any such statement, amendment or agreement with the Securities and Exchange Commission. The undersigned ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        3.    Additional Parties. Any person who becomes a beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of shares of Class B Common Stock of the Company deposited in the Voting Trust may, by execution of a counterpart signature page to this Agreement, become a party to this Agreement. Each Beneficial Owner consents and agrees to the automatic amendment of this Agreement to add as a party any such person who shall thereafter be considered a Beneficial Owner under this Agreement.

        4.    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute only one legal instrument.

1

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

/s/ MANUEL SCHNITZER Manuel Schnitzer
/s/ EDITH SCHNITZER Edith Schnitzer
/s/ CAROL S. LEWIS Carol S. Lewis
/s/ SCOTT LEWIS Scott Lewis
/s/ LARRY LEWIS Larry Lewis
/s/ KATHLEEN LEWIS Kathleen Lewis
/s/ MARILYN S. EASLY Marilyn S. Easly
/s/ DAVID S. EASLY David S. Easly
/s/ DANIELLE C. EASLY Danielle C. Easly
/s/ SEAN M. EASLY Sean M. Easly
/s/ GILBERT SCHNITZER Gilbert Schnitzer
/s/ THELMA S. SCHNITZER Thelma S. Schnitzer
/s/ GARY SCHNITZER Gary Schnitzer
/s/ ANDREA SCHNITZER Andrea Schnitzer
/s/ GREGORY SCHNITZER Gregory Schnitzer
/s/ KENNETH M. NOVACK Kenneth M. Novack
/s/ DEBORAH S. NOVACK Deborah S. Novack

2

/s/ MELANIE A. NOVACK Melanie A. Novack
/s/ LEONARD SCHNITZER Leonard Schnitzer
/s/ LOIS T. SCHNITZER Lois T. Schnitzer
/s/ RITA S. PHILIP Rita S. Philip
/s/ GAYLE S. ROMAIN Gayle S. Romain
/s/ LAWRENCE ROSENCRANTZ Lawrence Rosencrantz
/s/ BRYAN L. ROSENCRANTZ Bryan L. Rosencrantz
/s/ SANDRA LEE SCHNITZER Sandra Lee Schnitzer
/s/ MARDI S. SCHNITZER Mardi S. Schnitzer
/s/ JILL SCHNITZER EDELSON Jill Schnitzer Edelson
/s/ DINA EVAN SCHNITZER Dina Evan Schnitzer
/s/ MILDRED SCHNITZER Mildred Schnitzer
/s/ JEAN S. REYNOLDS Jean S. Reynolds
/s/ N. DICKSON DAVIS N. Dickson Davis
/s/ DORI SCHNITZER Dori Schnitzer
/s/ SUSAN SCHNITZER Susan Schnitzer
First Interstate Bank of Oregon, N.A.
By /s/ APRIL D. SANDERSON April D. Sanderson Vice President and Area Manager

3

PARTIES ADDED PURSUANT TO SECTION 3 FOR 12/31/94 SCHEDULE 13G:
/s/ ROBERT W. PHILIP Robert W. Philip
/s/ LAURA H. ROSENCRANTZ Laura H. Rosencrantz
PARTY ADDED PURSUANT TO SECTION 3 FOR 12/31/95 SCHEDULE 13G:
/s/ RICHARD H. EDELSON Richard H. Edelson
PARTIES ADDED PURSUANT TO SECTION 3 FOR 12/31/96 SCHEDULE 13G:
/s/ SAMANTHA PAIGE DAVIS Samantha Paige Davis
/s/ MICHELE BABETTE PHILIP Michele Babette Philip
PARTY ADDED PURSUANT TO SECTION 3 FOR 12/31/97 SCHEDULE 13G:
/s/ EMANUEL ROSE Emanuel Rose
PARTY ADDED PURSUANT TO SECTION 3 FOR 12/31/98 SCHEDULE 13G:
/s/ ALAN SCOTT DAVIS Alan Scott Davis

4

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SIGNATURE
EXHIBIT A
SCHNITZER STEEL INDUSTRIES, INC. SCHEDULE 13G FILING AGREEMENT AND POWER OF ATTORNEY